FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number 1-11130
ALCATEL-LUCENT
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: December 4, 2006	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel-Lucent signs definitive agreement to acquire Nortel’s UMTS radio access business
Closing expected by end of the year
Paris, December 4, 2006 — Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that it has signed an agreement with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for USD 320 million (Euro 250 million). This agreement follows the Memorandum of Understanding Alcatel and Nortel signed on September 1, 2006.
At the closing of the transaction, Alcatel-Lucent will acquire Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. It will serve an additional sixteen UMTS customers around the world for a combined global footprint that amounts to one in four UMTS operators. Approximately 1,700 people will join Alcatel-Lucent, of which about 1,100 are R&D engineers, based mainly in France, Canada and China.
With this acquisition, the company will have leading positions in the whole range of wireless technologies (CDMA EVDO, UMTS/HSPA, GSM/EDGE and WiMAX), and the know-how to drive the evolution to 4G.
Michael Thelander, Signals Research Group, LLC said, “With the acquisition of Nortel’s UTRAN group, Alcatel-Lucent will establish itself as a leading supplier of 3G infrastructure. The combined company will have leading market share across the ITU-defined 3G technologies (UMTS, CDMA2000 and TD-SCDMA) and a noticeable presence with virtually all major fixed and wireless operators around the world. Further, with a significantly strengthened R&D scale, and the current technical leadership and ongoing R&D efforts on next-generation technologies, such as OFDMA, SDR and MIMO, the company will be uniquely positioned to build on its strength as 3G technologies evolve and as Mobile WiMAX gains momentum. Together with Alcatel’s long-standing leadership in DSL, the company is well armed to lead the development and roll-out of seamless broadband.”
“Major customers have indicated their strong support for our strategic move in 3G. Once the transaction is formally closed, we will leverage the deal to its full extent, through a thorough integration program designed to bring enhanced value to our extended customer base. I am today more than ever convinced that this acquisition will generate value for the whole company and that we are set for further success,” said Mary Chan, Alcatel-Lucent’s wireless activities.
Completion of the transaction is subject to, among other things, the conclusion of consultations with works councils and other employee representatives, finalization of the terms of certain ancillary agreements including a transitional services agreement whereby Nortel will provide to Alcatel-Lucent setup, infrastructure and application services for a defined period of time as well as customary closing conditions including regulatory approvals. The parties have agreed to target a closing at year-end.

About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved proforma combined revenues of Euro 18.6 billion in 2005, and is incorporated in France, with executive offices located in Paris.

Alcatel-Lucent Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Pascal Bantegnie	Tel :+ 33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
Some information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the benefits and synergies of the completed UMTS radio access business (UTRAN) transaction and other statements about Alcatel-Lucent managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent’s future performance and the industries in which Alcatel-Lucent operates, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements.